SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                       Commission File Number 33-19048-NY

                           NOTIFICATION OF LATE FILING

(Check One):      [ ] Form 10-K         [ ] Form 11-K         [ ] Form 20-F
                  [X] Form 10-Q         [ ] Form N-SAR

         For Period Ended:           October 31, 2001
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended: ______________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            MURRAY UNITED DEVELOPMENT CORP.

Former name if applicable:          Not Applicable.

Address of principal executive office (Street and number):  P.O. Box 224

City, state and zip code:           Landing, New Jersey 07850

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         Bank statements of the Registrant necessary to prepare its quarterly financial statements for the quarter ended October 31, 2001 were in possession of the Chairman of the Registrant, who was out of the country for a 14-day period ending on December 11, 2001. These statements were not able to be accessed by anyone else during this period. On December 12, 2001, the Chairman transmitted the bank statements to the Registrant's accountants so that they could prepare the required financial statements and the related Management's Discussion and Analysis or Plan of Operation. However, such statements were not able to be completed and reviewed prior to the due date of the Registrant's quarterly report.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         John R. Calcagni                (631)                582-5151
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              (Name)                  (Area code)        (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       [X] Yes          [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [ ] Yes          [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         MURRAY UNITED DEVELOPMENT CORP.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 14, 2001                   By:   /s/  DWIGHT FOSTER
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                                                     DWIGHT FOSTER, President